DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03006614

DC
NOACT
P.E 12-20-02
1-3619

January 28, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-28-2003

Margaret M. Foran, Esq.
Vice President-Corporate Governance
and Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

Dear Ms. Foran:

This is in response to your letter dated December 20, 2002 concerning the shareholder proposal submitted to Pfizer by the Franciscan Sisters of St. Paul, Minnesota (The North American Region of the Franciscan Sisters of the Blessed Virgin Mary of the Angels). We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 14 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Vice President-Corporate Governance
and Secretary

December 20, 2002

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of The Sisters of St. Francis*
Securities Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc., a Delaware corporation ("Pfizer" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from The Sisters of St. Francis (the "Proponent"). The Proposal requests that the Company's Compensation Committee prepare and make available to requesting shareholders a report comparing the total compensation of the Company's top executives and its lowest paid workers in the United States and abroad on January 1, 1982, 1992 and 2002. The Proposal and the Supporting Statement, which the Company received on November 12, 2002, are attached hereto as Exhibit A.

On behalf of the Company, I hereby notify the Division of Corporation Finance of the Company's intention to exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials on the bases set forth below. I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the Proposal and the Supporting Statement are excludable, or, in the alternative, require substantial revision.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or about March 13, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the

Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

BASES FOR EXCLUSION

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to the following rules:

I. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations; and

II. Rule 14a-8(i)(3), because the Proposal and the Supporting Statement contain false and misleading statements.

In Staff Legal Bulletin No. 14 ("SLB No. 14"), the Staff stated that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." As set forth below, the Proposal has numerous elements that violate the Commission's proxy rules. Therefore, the entire Proposal, including the Supporting Statement, is excludable. In the alternative, the Proposal and the Supporting Statement need to be revised substantially in order to comply with the Commission's proxy rules.

ANALYSIS

I. The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations and Thus May Be Excluded under Rule 14a-8(i)(7).

The Proposal and the Supporting Statement may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) permits companies to exclude shareholder proposals that deal with "a matter relating to the company's ordinary business operations." As the Commission noted in 1998, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Exchange Act Release No. 34-40018 (avail. May 21, 1998) (the "1998 Release"). According to the 1998 Release:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity,

> and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

Here, the Proposal requests that the Company's Compensation Committee prepare and make available to requesting shareholders a report comparing the total compensation of the Company's top executives and its lowest paid workers both in the United States and abroad on January 1, 1982, 1992 and 2002. According to the Proposal, the report should include "statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether [Pfizer's] top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay 'to more reasonable and justifiable levels.'" As discussed below, the Proposal relates to the Company's ordinary business operations and therefore is excludable under Rule 14a-8(i)(7).

A. The Proposal Relates to General Employee Compensation Matters.

As noted above, the Proposal requests that the Company's Compensation Committee prepare a report comparing the compensation of various Pfizer employees, including both senior executives and low-level employees. Although it is generally recognized that proposals relating solely to executive compensation are not excludable under Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals that are not specifically limited to the compensation of senior executives. Because the Proposal refers to both executive and non-executive employee compensation, it appears to implicate the general employee compensation policies of the Company. The Staff has stated repeatedly that proposals concerning general compensation matters relate to ordinary business operations and are therefore excludable. *See, e.g., Central and South West Corp.* (avail. Nov. 26, 1996); *BellSouth Corp.* (avail. Dec. 28, 1995).

In a situation very similar to this one, the Staff permitted Raytheon Company to exclude a shareholder proposal urging company's board of directors to: (1) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid" employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's

CEO and the total compensation paid to the company's lowest-paid U.S. worker. *See Raytheon Co.* (avail. Mar. 11, 1998). In *Raytheon Co.*, the company argued that because the proposal was not specifically limited to senior executives, it dealt with "general compensation matters" and was excludable under former Rule 14a-8(c)(7). The Staff concluded that the proposal could be excluded under Rule 14a-8(c)(7) as relating to the company's ordinary business operations. Similarly, in *FPL Group, Inc.* (avail. Feb. 3, 1997), the Staff concurred that a proposal relating to restrictions on compensation paid to middle and executive management concerned ordinary business operations and therefore could be excluded under former Rule 14a-8(c)(7). In *Minnesota Mining and Manufacturing Co.* (avail. Mar. 4, 1999), the Staff permitted the company to exclude a proposal that sought to limit the CEO's compensation and any raises granted to certain executives to a multiple of the compensation and increases paid to the "average compensated employee" of the company. Although the proposal in *Minnesota Mining and Manufacturing Co.* appeared on its face to concern only executive compensation, the company argued that references to the "average compensated employee" implicated the company's overall compensation policies. The Staff concluded that the proposal related to "general compensation matters" and therefore was excludable under Rule 14a-8(i)(7).

Here, the Proposal is not specifically limited to senior executives of the Company. On the contrary, the Proposal explicitly references other workers, including the Company's "lowest paid workers," and requests that the Compensation Committee research and report on the compensation levels of such employees. Moreover, the Proposal requests that the Compensation Committee include in its report "any recommendations to adjust the pay 'to more reasonable and justifiable levels.'" This reference to "pay" is not limited to senior executives. Because the Proposal addresses the compensation of both executive employees and Pfizer's general workforce, it deals with the Company's ordinary business operations (in the form of general compensation matters) and therefore is excludable under Rule 14a-8(i)(7).

B. The Proposal Improperly Seeks to "Micro-Manage" the Company.

According to the 1998 Release, a proposal may be excluded pursuant to Rule 14a-8(i)(7) if it seeks to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." A proposal may be considered to "micro-manage" the company if the proposal "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." In *Niagara Mohawk Holdings, Inc. (Amalgamated Bank)* (avail. Mar. 5, 2001), the Staff permitted the company to exclude a proposal requesting the establishment of a committee of directors to prepare a report regarding the potential impact of pension-related legislation. The company argued that the proposal attempted to micro-manage operations by directing how and by whom legislative actions were to be monitored by the company; the Staff concluded that the proposal could be excluded pursuant to Rule 14a-8(i)(7).

Here, the Proposal requests that the Compensation Committee prepare and make available a potentially detailed and complex report, containing "statistics related to any changes in the relative percentage size of the gap between [Pfizer's top executives and lowest-paid workers]; the rationale justifying any such percentage change; whether [Pfizer's] top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are 'excessive' and should be changed; as well as any recommendations to adjust the pay 'to more reasonable and justifiable levels.'" Moreover, the Proposal seeks to impose a specific time-frame (January 1, 2004) within which the Company's Compensation Committee should compile the relevant statistics, compose the requested "rationales," determine whether executives' compensation packages are "excessive," approve any recommendations, and issue the report. Given the level of detail and complexity involved and the specific time-frame imposed by the Proposal, the Company believes that the Proposal seeks to "micro-manage" the Company's operations as contemplated in the 1998 Release. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

II. The Proposal is Materially False and Misleading in Violation of Rule 14a-9 and Thus May Be Excluded under Rule 14a-8(i)(3).

The Proposal also should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9. Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement that "at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

As discussed below, the number of false and misleading statements included in the Proposal and Supporting Statement render the Proposal false and misleading as a whole. Therefore, the entire Proposal is excludable under Rule 14a-8(i)(3). In the alternative, the Proposal and the Supporting Statement need to be revised substantially in order to comply with the Commission's proxy rules.

A. The Proposal Includes Several Statements that Directly and Indirectly Impugn the Character, Integrity and Reputation of the Company's Directors and Management Without Factual Foundation.

Note (b) to Rule 14a-9 states that "misleading" material includes that which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unfounded assertions representing the unsubstantiated personal opinion of a shareholder traditionally have been viewed as excludable under this provision. *See, e.g., Detroit Edison Co.* (avail. Mar. 4, 1983) (statements implying that the company engaged in improper "circumvention of . . . regulation" and "obstruction of justice" without factual foundation provided a basis for excluding the proposal under former Rule 14a-8(c)(3)).

The Proposal and the Supporting Statement contain a number of statements that potentially violate Rule 14a-9 by impugning the character, integrity and reputation of the Company and its Board and Management without factual foundation. Given the nature and prevalence of these statements, the Proposal and the Supporting Statement would require detailed and extensive editing in order to bring them into compliance with the Commission's proxy rules. As noted above, the Staff stated in SLB No. 14 that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." Accordingly, it is appropriate to exclude both the Proposal and the Supporting Statement as materially false and misleading.

The materially false and misleading statements contained in the Proposal and the Supporting Statement include:

- Throughout the Proposal, the Proponent cites various statistics and quotes media and other sources with respect to "average chief executive officer's pay," corporate boards and officers in general, and an "inverse correlation between very high CEO pay and long-term stock performance." By including such statements – with no factual foundation tying them to the Company in particular – the Proposal could give shareholders the mistaken impression that the cited statistics and quotations describe the Company's policies and stock performance.

- The second paragraph of the Proposal includes a quotation calling increases in executive compensation "terribly bad social policy and perhaps even bad morals." Such language is inflammatory and suggests that companies that have increased executive salaries in recent years engage in "bad social policy" and may even be immoral. The Proposal provides no factual support for this inflammatory statement.

- The third paragraph of the Proposal reads in part: "Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers." Read together with the request that the Company's Compensation Committee research and report on a number of detailed compensation issues, this statement implies that the Company's Compensation Committee has failed to appropriately evaluate the compensation of the Company's senior executives and other employees. The Proposal provides no factual foundation for such an inference, which impugns the integrity of the individuals serving on the Company's Compensation Committee.

- The fourth paragraph of the Proposal includes the quotation "CEO pay is so huge that people don't believe executives deserve it." This statement indirectly impugns the character and reputation of the Company's chief executive officer by suggesting that he, too, receives compensation beyond what he merits. The Proposal also includes no facts to support its implication that the Company's chief executive officer is paid more than he deserves. This statement clearly falls within the standard of Note (b) to Rule 14a-9.

- The fifth and sixth paragraphs of the Proposal refer to a Conference Board report "acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance" and a purported showing by United For a Fair Economy of "an inverse correlation between very high CEO pay and long-term stock performance." Both references are misleading and irrelevant to the subject of the Proposal. The Proposal requests a report comparing the total compensation of the Company's top executives and its lowest-paid workers. Statements referring to long-term stock performance are irrelevant to a study of compensation disparities and could mislead shareholders into believing that a vote in favor of the Proposal would improve the Company's long-term stock performance.

- Finally, the Supporting Statement includes the statement: "Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction." This statement implies, with no factual support, that the Company's current compensation policies do not "model justice and equity" for all Pfizer employees.

Because of the extent to which the Proposal and the Supporting Statement contain false and misleading statements, I believe that the Proposal should be excluded in its entirety, consistent with SLB No. 14. In the alternative, if the Staff is unable to concur with my conclusion, I respectfully request that the Staff permit the Company to exclude the statements discussed above.

B. Adherence to the 500-Word Limit Does Not Excuse Lack of Substantiation of Materially False or Misleading Statements.

In order to make the materially false and misleading statements in the Proposal and Supporting Statement not misleading, the Proponent may be required to explain further certain concepts, recast its statements as opinions, and provide support for some of its assertions. Any of these requirements might push the Proposal and Supporting Statement over the 500-word limit imposed by Rule 14a-8(d). Notwithstanding the difficulty of complying with this 500-word limit, the Staff does not allow proponents to use the limit as an excuse for making materially false and misleading statements. *See, e.g., Xcel Energy, Inc.* (avail. Feb. 5, 2001) (requiring proponent to recast a statement as an opinion despite proponent's objection that this would require it to exceed the 500-word limit); *Halliburton Co.* (avail. Jan. 30, 2001) (requiring proponent to delete a statement regarding indexed stock options despite proponent's objection that it could not discuss the issues more thoroughly given the 500-word limit).

C. Any Revision to the Proposal and the Supporting Statement Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

As discussed in Parts I and II, there is ample support for exclusion of the Proposal and the Supporting Statement. Based on SLB No. 14, the Proposal (including the Supporting Statement) should be excluded in its entirety as materially false and misleading because it would require detailed and extensive editing in order to bring it into compliance with the Commission's proxy rules. If the Staff were to depart from SLB No. 14 in responding to this letter, the Proposal and the Supporting Statement nonetheless would need to be substantially revised before they could be included in the 2003 Proxy Materials.

If the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal and the Supporting Statement within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

*****

In conclusion, the Proposal and the Supporting Statement contain numerous violations of the Commission's proxy rules. Many of these deficiencies are related to key elements of the Proposal and would not be easy to revise in order to bring the Proposal into compliance with the proxy rules.

Based on the foregoing analysis, I respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2003 Proxy Materials. I would be happy to provide you with additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If I can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /ku

Margaret M. Foran, Esq.

Attachments

cc: Sister Betty Kenny, OSF, The Sisters of St. Francis

EXHIBIT A

SHAREHOLDER PROPOSAL BY
THE SISTERS OF ST. FRANCIS

PAY DISPARITY

WHEREAS, the average chief executive officer's pay has increased from 42 times in 1982 to 411 times that of the average production worker in 2001 (*Business Week Online* 05/06/02).

Responding to that statistic, New York Fed President, William J. McDonough acknowledged that a market economy requires that some people will be rewarded more than others, but asked: "should there not be both economic and moral limitations on the gap created by the market-driven reward system?" He stated: "I can find nothing in economic theory that justifies this development." He called such a jump in executive compensation "terribly bad social policy and perhaps even bad morals." According to *The Wall Street Journal*, McDonough cited "the biblical admonition to 'love they neighbor as thyself' as justification for voluntary CEO pay cuts" beginning with the strongest companies. He said: "CEOs and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels" (09/12/02).

Affirming McDonough's comments, the *Milwaukee Journal-Sentinel* editorialized that regulating executive compensation "is the business of corporate boards, or should be. Unfortunately, too many corporate directors on company compensation committees simply rubber-stamp decisions made by top managers. That should stop" (09/13/02).

In "CEOs: Why They're So Unloved," *Business Week* editorialized: "CEO pay is so huge that people don't believe executives deserve it. . . In 1980, CEO compensation was 42 times that of the average worker. In 2000, it was 531 times. This is a winner-take-all philosophy that is unacceptable in American society. . . The size of CEO compensation is simply out of hand" (04/22/02).

The Conference Board issued a report acknowledging that executive compensation has become excessive in many instances and bears no relationship to a company's long-term performance and that changes must be made (09/17/02). Commenting on this *The New York Times* called for "Atonement in the Boardroom" (09/21/02), while Warren Buffet said: "The ratcheting up of compensation has been obscene."

United For a Fair Economy has shown an inverse correlation between very high CEO pay and long-term stock performance (http://www.ufenet.org/press/2001/Bigger_They_Come.pdf)

RESOLVED: shareholders request the Board's Compensation Committee to prepare and make available by January 1, 2004 a report (omitting confidential information and prepared at reasonable cost) to requesting shareholders comparing the total compensation of the company's top executives and its lowest paid workers both in this country and abroad on January 1, 1982, 1992 and 2002. We request the report include: statistics related to any changes in the relative percentage size of the gap between the two groups; the rationale justifying any such percentage change; whether our top executives' compensation packages (including options, benefits, perks, loans and retirement agreements) are "excessive" and should be changed; as well as any recommendations to adjust the pay "to more reasonable and justifiable levels".

Supporting Statement

Our Company fits William J. McDonough's "strong company" category. Our pay scales should model justice and equity for all our workers. Supporting this resolution would be one step in this direction.

2003PayDisparityF.101502 496 Words, Excluding Title

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com

January 17, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Pfizer Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Franciscan Sisters of St. Paul, Minnesota (The North American Region of the Franciscan Sisters of the Blessed Virgin Mary of the Angels), who are referred to hereinafter as the "Proponent", and who are the beneficial owners of shares of common stock of Pfizer Inc. (hereinafter referred to as "Pfizer" or the "Company"), and who have submitted a shareholder proposal to Pfizer, to respond to the letter dated December 20, 2002, sent to the Securities & Exchange Commission by the Company, in which Pfizer contends that the Proponent's shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Pfizer's year 2003 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls for a report on executive compensation.

BACKGROUND

The compensation of the CEOs (and other top executives) of American corporations has become a matter of considerably controversy, to put it mildly. Studies published in the April 16, 2001 and April 15, 2002, editions of *Business Week* revealed that the compensation paid at many of the large and famous American corporations during the four year period 1998-2001 reached astronomical proportions, totaling almost $800 million to one CEO. The amount of this compensation often bore little or no relationship to the long-term financial well being of the corporation itself and of its stockholders. Thus, such under performing CEOs as Michael Eisner at Disney was paid $700 million during this period and Sandy Weill at Citigroup was paid $525 million during the same period. At Tyco, Mr. Kozlowski (now under indictment) was paid almost $400,000,000 during the four-year period. (The combined figures for all four years were complied from the two *Business Week* articles by United for a Fair Economy in an April 10, 2002 publication entitled *Titans of the Enron Economy: The Ten Habits of Highly Defective Corporations*. That publication may be found on its web site, www.faireconomy.org.)

In the case of Pfizer, its CEO compensation ranked 24th out of the approximately 375 companies in the *Business Week* study at average of almost $35,000,000 per year. In contrast, for the three-year period ended December 31, 2001, the *Business Week* study shows that the Pfizer shareholders had a negative total return (stock price appreciation plus dividends). The 2002 *Business Week* article also gave a rating based on CEO pay in relation to shareholder return (i.e. how much the shareholders profited for each dollar of CEO salary). Pfizer was ranked in the lowest (worst) quintile and ranked at the very bottom of the 22 companies listed in the Drug industry category. Nor were the shareholders the only ones who did not do as well as the CEO. The boarder community also had little return from Pfizer's profitability. For the period 1996 through 1998, Pfizer's effective income rate was 3.1% (no double taxation there!), the 17th lowest among the major corporations surveyed by McIntyre and Nguyen, *Corporate Income Taxation in the 1990s* as summarized in *Titans of the Enron Economy: The Ten Habits of Highly Defective Corporations*. The latter publication compiled a ranking based on ten criteria of Highly Defective Corporations, using such criteria as CEO pay, directors pay (Pfizer's non-employee directors received $268,000 each in 2000, ranking it 12th among corporations with revenue over $5 billion according to an Investor Responsibility Research Center study quoted in *Titans*), political contributions (Pfizer ranked 17th), lobbying expenses (Pfizer ranked 11th), paying their audit firms for non-audit services etc. In overall ranking, combining all ten criteria of Highly Defective Corporations, Pfizer was rated as having the third worst record (just behind second ranking Enron).

In light of the foregoing, can there be any doubt that Pfizer is an appropriate target for a shareholder proposal on executive compensation, whether that proposal compares executive compensation with the pay of the ordinary worker or with the return to its shareholders?

RULE 14 a-8 (i)(7)

A.

The various no-action letters cited by the Company are inapposite. We quite agree that the Staff position (erroneous though it may be) is that matters pertaining to general compensation matters are deemed excluded by (i)(7). However, the letters cited by Pfizer lend no support for the exclusion of the Proponent's shareholder proposal on the ground that it pertains to general compensation matters. In *Raytheon Company* (March 11, 1998) the Staff stated that the proposal was excludable not because it pertained to general compensation matters but rather because, if implemented, it "would specify additional disclosures in the Company's proxy materials". In *FPL Group, Inc.* (February 3, 1997) the proposal explicitly pertained to others than the registrant's top executives (i.e. to middle management). In *Minnesota Mining and Manufacturing Company* (March 4, 1999) the proposal applied not only to the senior management of the registrant, but also to a much wider group (i.e. to 40 executives). In contrast, the Proponent's shareholder proposal focuses on CEO compensation and is limited to the Company's "top executives". Consequently, the no-action letters cited by the Company lend no support to Pfizer's contention that the Proponent's shareholder proposal deals with general compensation matters rather than executive compensation. (Indeed, the *Raytheon* and *FPL* letters were unsuccessfully relied on by the registrant in *Citigroup*, discussed immediately below.)

In contrast, there is one no-action decision by the Staff which clearly holds that a proposal essentially similar to the Proponent's shareholder proposal does NOT deal with general compensation matters. *Citigroup Inc.* (February 1, 1999). In *Citigroup*, as in the instant case, the proponent chose to illustrate the need for restraint in executive pay by contrasting the grossly excessive pay given to top executives with the restraint exercised by the registrant with respect to the issuer's rank and file workers. Thus, in *Citigroup* the proposal asked the Board to address "the widening gap between the highest and lowest paid workers" by capping executive compensation at a multitude of the pay of the lowest paid employee and by reporting to the shareholders on the factors used to establish that multiple. The Staff characterized the proposal as one to "establish a cap on executive compensation expressed as a multiple of the pay of the lowest paid worker" and determined that the proposal was not excludable by virtue of (i)(7), noting that it "appears to focus on executive compensation". The instant case is identical. The Proponent's shareholder proposal requests essentially the same things as was requested in *Citigroup* (a report on comparing the gap between executive compensation and the pay for the lowest paid worker and the rationale for any changes in that gap over time) and, to the extent that the Proponent's proposal is different, it differs only in adding other matters that pertain exclusively to executive compensation (i.e. whether the compensation packages of senior executives are "excessive" and whether the Compensation Committee will recommend "more reasonable and justifiable" levels of executive compensation). In short, the Proponent's shareholder proposal cannot be excluded under (i)(7) because it "appears to focus on executive compensation". If there were ever to be any doubt that the subject matter of the proposal was executive compensation, rather than compensation of the general work force, one need only to look at the argumentation in the Whereas clause which deals exclusively with executive compensation, making no reference whatever to the wages of other employees (other than to quote the widening gap between CEO pay and average worker pay as permitted in the *Citigroup* no-action letter).

Finally, one should note that the last clause in the Resolve Clause does not, contrary to the Company's argument, pertain to the general work force. The reference at that point to "pay" clearly refers exclusively to the pay of the senior executives. The immediately preceding clause talks about "top executives' compensation packages" which may be "excessive" and this clause then goes on to talk about "adjust[ing]" this pay "to more reasonable levels". If there were any doubt that the pay referred to is executive compensation, that doubt is wholly put to rest by the fact that both of the last two clauses of the proposal (on "excessive" compensation packages and on "more reasonable" pay) relate directly back to (and quote from) Mr. McDonough's speech (quoted in the second whereas clause) stating that "executive PAY is excessive" (emphasis supplied) and that it should be adjusted to "more reasonable levels". Thus, in the context of these references back to Mr. McDonough's speech, it becomes clear beyond cavil that the reference to "pay" is a reference to executive compensation, not to general workforce compensation.

We do not believe that shareholders would be unable to comprehend who is being referred to by the term "top executives". The term clearly applies only to the senior management of the Company. It is intended to be co-extensive with those whose compensation is included within the term used by the SEC itself, namely those who receive "executive compensation". Indeed, we believe that the term used by the Proponents is considerably less vague or ambiguous than the SEC's own term of "executive compensation". Although we believe that the term "top executives" is sufficiently clear, were the Staff to find any ambiguity in the term, we would be pleased to define it in the proposal. In this connection, we note that the Staff has previously permitted a proponent to amend his proposal in order to clarify whether it applied only to "executive officers" of the registrant. *The LTV Corporation* (February 15, 2000) (the proposal called for the termination of a stock option program for "management").

B.

The Proponent's shareholder proposal does not attempt to micro-mange the operations of the company. It specifies no level of compensation. It specifies no comparative level of compensation. It does not purport to establish some desirable ratio between the lowest paid employees and the senior executives of Pfizer. It merely requests an examination by the Board's Compensation Committee of the question of whether executive compensation at Pfizer is excessive and whether that compensation should be adjusted to a more reasonable level, together with disclosure of any change in the ratio between the lowest paid employees and the Company's executives together with the reasons for any such change. None of these matters involve "probing too deeply into matters of a complex nature" about which shareholders "would not be in a position to make an informed judgment".

It is worth examining the place of the micro-managing exclusion in the application of (i)(7). The structure of that exclusion is that proposals dealing with the ordinary business operations of an issuer may be excluded. But even if the proposal deals with an otherwise ordinary business operation, it will not be excluded if it raises an important policy issue. Finally, even if it raises an important policy issue, if it tries to micro-manage that policy issue, the proposal will still be excluded. The *Niagara Mohawk* no-action letter cited by the Company did not involve micromanaging an important policy issue. Rather, it involved an ordinary business matter ("i.e., evaluating the impact of legislative and regulatory actions on pension-related proposals") which was without any major policy implications. In contrast, executive compensation is a matter that, according to both the Staff and the Commission itself, inherently raises an important policy issue. The *Niagara Mohawk* no-action letter, which was not based on micro-management, is therefore inapplicable to the Proponent's shareholder proposal.

Finally, the Company's "time-line" argument is misplaced. It is not true that any mention of a time frame automatically results in micro-management. See, e.g., *Dominion Resources, Inc.* (March 13, 2002) (proposal to increase renewable energy generation to 20% of generating capacity over the ensuing 20 years does not micro-manage by imposing specific time frames); *Duke Energy Corporation* (February 13, 2000) (same). Indeed, almost all proposals that request a registrant to issue a report contain some type of time frame for the production of that report. It is therefore not surprising that the Staff has specifically held that the inclusion of such a time frame does not constitute micro-management. *National Fuel Gas Company* (November 18, 1999). (The registrant had argued that "the establishment of a specific time frame for publishing and then for implementing this policy is another example of micro-management".) That result is not surprising since the mention of a time frame is merely an unimportant detail ancillary to the main thrust and subject matter of the proposal. It is therefore not an attempt to micro-manage the operations of the issuer.

RULE 14a-8(i)(3)

On pages 6 and 7 of its letter, Pfizer raises six objections to the wording of the Proponent's shareholder proposal. We do not believe that any of these objections are worthy of extensive discussion.

1.

We do not believe that a description of a widespread problem need be tied to the specific issuer to whom the shareholder proposal is submitted. Nevertheless, if there were to be such a requirement it has been more than met in the instant case. As set forth in the second paragraph of the portion of this letter entitled "Background", the CEOs of

Pfizer have received extraordinarily high compensation while the shareholders have been receiving a negative return. This unhappy combination led *Business Week* to rank Pfizer in its lowest category (quintile) linking pay to performance and to give it the worst ranking in the 22 firm drug industry. Contrary to the Company's assertion, it would not be a mistaken impression for the shareholders to believe that the quoted statistics and quotations do, indeed, describe Pfizer's policies and stock performance.

2.

We do not believe that an accurate quotation of carefully considered statements made by the head of the Federal Reserve Bank of New York can be deemed to be so inflammatory as to constitute fraud under the Federal Securities acts.

3.

The Pfizer compensation committee awarded pay packages of $35,000,000 per year. A request for an examination of whether executive pay at Pfizer has become excessive would hardly seem to be out of line. Furthermore, it is apparent to any rational shareholder that the editorial about which the Company objects is talking about a general problem and not necessarily about Pfizer. Consequently, shareholders would not be misled by quoting the editorial, even if it had no applicability to Pfizer.

4.

See item # 3 (*mutatis mutandis*), immediately above.

5.

The subject matter of the Proponent's shareholder proposal is not a study of compensation disparities. Rather, it addresses excessive executive compensation. One way of illustrating that excess is to compare the growth of CEO compensation to the growth of non-CEO compensation. Another way is to inquire whether the CEO is being paid for performance or merely being paid (at lot). Therefore, statements about long-term stock performance are most relevant to the Proponent's proposal, especially since in the case of Pfizer it would appear that there has indeed been a divorce between shareholder return and CEO compensation.

6.

The Supporting Statement accurately reflects the Proponents opinion. That Pfizer does not share that opinion is irrelevant under 14a-9.

In conclusion, no part of the Proponent's shareholder proposal is false or misleading within the meaning of Rule 14a-9. If the Staff were to disagree with us in any particular, we would, of course, be pleased to amend the proposal to conform it to the Staff's view.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Margaret M. Foran, Esq.
Sister Betty Kenny, OSF
Rev. Michael Crosby
Sister Pat Wolf

To Grace Lee
FAX # 202-942-9635

From Paul M. Neuhauser
FAX # 941-349-6164
tel # 941-349-6164

Re Pfizer Inc.

Number of pages, including this page = 8

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 20, 2002

The proposal requests that the board's compensation committee prepare a report comparing the total compensation of the company's top executives and its lowest paid workers on January, 1982, 1992 and 2002.

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that some portions of the proposal may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for each of the facts asserted in the sentence that begins "WHEREAS, the average chief . . ." and ends ". . . (*Business Week Online* 05/06/02)";
- revise the paragraph that begins "Responding to the statistic, New York Fed President . . ." and ends ". . . more reasonable and justifiable levels' (09/12/01)" to clarify that all the statements quoted are from the Wall Street Journal article referenced in that paragraph and delete the phrase "Responding to that statistic"; and
- recast as the proponent's opinion the statement that begins "Our pay scales . . " and ends ". . . in this direction."

Accordingly, unless the proponent provides Pfizer with a proposal and supporting statement revised in this manner, within seven days of receiving this letter, we will not recommend enforcement action to the Commission if Pfizer omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jennifer R. Bowes
Attorney-Advisor